March 14, 2024

Via EDGAR Submission

Ms. Aamira Chaudhry

Mr. Doug Jones

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Xponential Fitness, Inc. Form 10-K for Fiscal Year Ended December 31, 2022
Form 10-Q for Fiscal Quarter Ended June 30, 2023 File No. 001-40638

Dear Ms. Chaudhry and Mr. Jones:

On behalf of our client, Xponential Fitness, Inc., a Delaware corporation (the “Company”), we submit to the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) the Company’s response to the comments contained in the Staff’s letter, dated December 20, 2023 (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022 (the “Form 10-K”) and Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2023 (the “Form 10-Q”) filed with the Commission on March 6, 2023, and August 7, 2023, respectively (File No. 001-40638).

For ease of reference, each comment contained in the Comment Letter is printed below in italics and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Form 10-K or the Form 10-Q. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Form 10-K or the Form 10-Q.

Form 10-Q for the Fiscal Quarter Ended June 30, 2023

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. Key Performance Indicators, page 32

1.

You define a studio as “no longer operating” and exclude it from the total number of studios in operation if it has no sales for nine consecutive months or more. Please clarify for us when you consider a studio to be closed and how and when closed studios impact your KPI’s. Clarify for us if you distinguish between studios no longer operating and closed.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that a studio is considered “no longer operating” and excluded from the total number of studios in operation if it has no sales for nine consecutive months or more. Management of the Company believes the metric enables investors to better understand the composition of studios in operation. Management reviews the number of

March 14, 2024

studios operating in order to help forecast system-wide sales, franchise revenue and other revenue streams. If a studio deemed to be no longer operating subsequently generates sales at a future date, it re-enters the operating studio count (and the number of studios no longer operating is reduced). The metric does not impact the rest of the Company’s key performance indicators. The Company has not used “closed studios” as a key performance indicator in its periodic filings with the Commission and it does not anticipate doing so.

Item 6. Exhibits

Exhibits 10.2 and 10.3, page 46

2.

Please explain to us the purpose of the waivers in these exhibits. In particular, explain to us why the waiver of the defined “Specified Transactions” was made applicable to prior to the dates of the waivers and the significance of this. Clarify for us if the waivers essentially make Section 7.02(o)(iv) of the Financing Agreement null and void since the inception of the Financing Agreement.

Response: The Company acknowledges the Staff’s comment. Section 7.02(o)(iv) of the Financing Agreement provides that the Company may not terminate and permanently close a certain number of franchises during any given fiscal year or after the effective date of the Financing Agreement (each, a “Specified Transaction”) unless certain lenders waive the Specified Transaction covenant in writing. Based on discussions between the Company and its lenders since inception of the Financing Agreement, it was determined that the Specified Transaction covenant was not, and had never been, a relevant covenant for the Company. The Company does not believe that the waiver of the Specified Transaction covenant makes Section 7.02(o)(iv) of the Financing Agreement null and void; rather, the retroactive waiver of the covenant granted by the Company’s lenders shows that such covenant is, and has been since the inception of the Financing Agreement, inapplicable to the Company and irrelevant to the lender counterparties.

Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibit 31.1 & 31.2, page 1

3.

Please amend this filing, as well as your Form 10-Q for the period ended March 31, 2023, to file revised certificates that include internal control over financial reporting language in the introductory portion of paragraph 4 as well as paragraph 4(b). Refer to Question 246.13 of our Compliance and Discussion Interpretations on Regulation S-K for guidance on amending the filing for this purpose.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Principal Executive Officer and Principal Financial Officer of the Company inadvertently omitted the language in paragraph 4 and 4(b) referring to internal control over financial reporting in their certifications pursuant to Rule 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended, in Exhibits 31.1 and 31.2 to the Form 10-K for the Fiscal Year Ended December 31, 2022 and the Form 10-Q for the Fiscal Quarter Ended March 31, 2023.

March 14, 2024

The Company will file amendments on Form 10-K/A and Form 10-Q/A to refile Exhibits 31.1 and 31.2 to the Form 10-K for the Fiscal Year Ended December 31, 2022 and the Form 10-Q for the Fiscal Quarter Ended March 31, 2023, respectively, to include the inadvertently omitted language in paragraph 4 and 4(b) referring to internal control over financial reporting.

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Thank you for your review of the filing. Please contact me if you have any further comments or need additional information with respect to the filing.

Sincerely,

/s/ Sean M. Donahue

Paul Hastings LLP

cc:	John Meloun, Xponential Fitness, Inc.